Reed Smith LLP
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VIA EDGAR

July 1, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Sonia Bednarowski

Re:	Miami International Holdings, Inc. Draft Registration Statement on Form S-1 Submitted April 26, 2022 CIK No. 0001438472

Dear Ms. Bednarowski:

On behalf of Miami International Holdings, Inc., a Delaware corporation (the “Company”), we submit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 27, 2022, regarding the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on April 26, 2022 (the “DRS”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold type, and have followed such comment with the Company’s response. Concurrently with the submission of this letter, we are confidentially submitting Amendment No. 1 to the Company’s DRS with the Commission through EDGAR (the “Amended DRS”), which reflects the Company’s responses to the comments received by the Staff and certain updated disclosure. All page references in the responses set forth below refer to page numbers in the Amended DRS.

Draft Registration Statement on Form S-1 Submitted April 26, 2022

General

1.	Please describe the regulatory approvals needed to launch CFTC-regulated futures contracts based on crypto assets. Discuss your intentions to launch products based on Bitcoin and Ether. Discuss whether you plan to offer futures contracts on other crypto assets and, if so, which ones and how you will determine that those crypto assets are not securities within the meaning of the U.S. federal securities laws. Revise your risk factors as necessary to describe the attendant risks.

Response: The Company has revised its disclosures on pages 8 and 105 of the Amended DRS to clarify that the launch of CFTC-regulated futures contracts based on Bitcoin and Ether will be subject to the necessary rule filings with the CFTC. The Company has also included a description of these requirements on page 37 of the Amended DRS in the risk factor entitled “Our ability to implement or amend rules could be limited or delayed because of regulatory oversight, review or approval, which could negatively affect our ability to implement needed changes or expand our products or services” and on page 122 under the heading “Regulatory Environment and Compliance – United States Regulation – CFTC Regulation.” The Company respectfully advises the Staff that at this time it has no plans to offer futures contracts on any other crypto assets.

U.S. Securities & Exchange Commission

July 1, 2022

2.	Please discuss in greater detail your BSX-listed and -quoted crypto asset products including whether these products will be available in the U.S. or to U.S. persons. To the extent these products will be available in the U.S. or to U.S. persons, tell us how you will do so without facilitating unregistered transactions in securities. Revise your risk factors as necessary to describe the attendant risks.

Response: The Company has supplemented its disclosure on pages 8, 101 and 106 of the Amended DRS to provide a summary description of its only listed crypto related ETF product – the Hashdex Nasdaq Crypto Index ETF - and to explain that this product is only available to certain non-U.S. investors who qualify as “qualified investors” under BSX regulations. Accordingly, the Company does not believe that it is necessary to revise the risk factors.

3.	You state that the MidChains institutional cryptocurrency and digital asset trading exchange will serve as an important component of your cryptocurrency and digital asset strategy. Please disclose what crypto assets trade on this platform and discuss what products you expect will be offered from the planned commercial agreement. Disclose whether the MidChains platform is available in the U.S. or to U.S. persons. To the extent the platform is available in the U.S. or to U.S. persons, tell us how you ensure this is conducted without facilitating unregistered transactions in securities. Similarly, disclose whether products that may be launched from the planned commercial agreement will be available in the U.S. or to U.S. persons. If so, tell us how to will do so without facilitating unregistered transactions in securities. Revise your risk factors as necessary to describe the attendant risks.

Response: The Company has revised its disclosure beginning on page 108 of the Amended DRS to describe the crypto assets traded on the MidChains exchange. While the Company may enter into a future commercial arrangement with MidChains to pursue joint technology licensing and product listing opportunities in the future, the Company has no current plans to do so. The Company has revised its disclosure to clarify this. The Company further advises the Staff that its investment in MidChains is a minority, non-controlling investment. It is the Company’s understanding, based on information provided by MidChains, that the MidChains platform is not available in the United States or to U.S. persons. Accordingly, the Company does not believe that it is necessary to revise the risk factors.

4.	Please clarify for us whether you provide a service to safeguard any user or customer crypto assets and whether you or an agent acting on your behalf is therefore obligated to secure these assets and protect them from loss, theft, or other misuse. Relatedly, tell us how you concluded whether recently issued Staff Accounting Bulletin No. 121 applies to you and, to the extent that it does apply, provide a detailed analysis of how you considered this SAB, including how you considered the regulatory, technological, and legal risks and loss exposure associated with safeguarding crypto assets for your users or customers.

Response: The Company advises the Staff that MGEX provides clearing services for Bitnomial Exchange’s two physically-settled bitcoin futures contracts. The Company has revised its disclosure on pages 7, 92, 100 and 105 to reflect this and the fact that the Company does not take custody of any crypto assets.

U.S. Securities & Exchange Commission

July 1, 2022

The Company further advises the Staff that it does not provide any services to safeguard crypto assets of any kind, nor does it ever take custody of crypto assets at any point during the lifecycle of the futures contracts traded on Bitnomial Exchange. Should a Clearing Member fail to perform its delivery obligations, MGEX’s obligation as the DCO is limited to guaranteeing the financial performance of the contract rather than delivery of the crypto asset itself.

The Company respectfully advises the Staff that Accounting Bulletin No. 121 does not apply to MGEX since MGEX does not have an obligation to safeguard crypto assets and it does not operate or maintain the Bitnomial trading platform upon which user crypto-asset transactions are executed.

Prospectus Summary, page 1

5.	Please revise the Summary and throughout to balance your disclosure regarding your crypto asset activities by addressing the significant regulatory hurdles to launching new crypto asset products, including determining whether those products implicate the federal securities laws. Your revised disclosure should acknowledge these regulatory hurdles notwithstanding your licenses and approvals.

Response: The Company has revised its disclosure throughout the Amended DRS to acknowledge that the launch of any new crypto asset products would be subject to the receipt of required regulatory approvals. The Company has also added a new risk factor on page 37 titled “There are significant regulatory hurdles to launching new crypto-based products and if we fail to obtain any required regulatory approvals associated with a new crypto-based product offering, such failure may result in delays or restrictions on our ability to benefit fully from these offerings or may expose us to regulatory scrutiny, inquiries, investigations, fines and other penalties, which may adversely affect our business, operating results and financial condition,” which addresses the regulatory risks we may face in launching crypto-based product offerings.

U.S. Options, page 2

6.	Please briefly explain the customer rebate pricing structure and the maker-taker fee structure and how these differ from other fee structures you discuss in the Business section.

Response: The Company has supplemented its disclosure on page 3 of the Amended DRS to explain the customer rebate pricing structure and the maker-taker fee structure and how these differ from other fee structures discussed in the Business section.

U.S. Futures, page 3

7.	On page 3, you disclose that the MGEX’s unrestricted DCM and DCO licenses are highly valuable given the limited number of current licensees. Please quantify the number of licenses and balance your disclosure by discussing the competitive market for execution services and clearing services. We note your disclosure on pages 101 and 102.

Response: The Company has revised the disclosure on pages 4, 63 and 100 of the Amended DRS to describe the competitive market for execution services and clearing services and to explain that the Company believes its DCM and DCO licenses are highly valuable because they are unrestricted and the Company can, therefore, offer margin on cleared futures positions as opposed to certain other DCOs that can only offer fully collateralized clearing on futures positions. The Company notes that it has deleted any reference to the limited number of current licensees.

U.S. Securities & Exchange Commission

July 1, 2022

Our Competitive Strengths, page 4

8.	You state that your trading system has “best-in-class” speed, performance and risk protections. Please briefly describe here the speed, performance and risk protections of your technology platform and describe these in greater detail in your Business section. Please also substantiate that the system is “best-in-class.”

Response: The Company has revised its disclosure on page 5 and 103 of the Amended DRS to provide details regarding its maximum quote and order rate per second. The Company also notes that it has deleted the references to “best-in-class” and “risk protections.”

9.	We note your disclosure that your leadership team has “over two decades of experience in developing, operating, and trading on exchanges.” Please disclose the average number of years of your leadership team’s experience in developing, operating, and trading on exchanges as well as the range of years.

Response: The Company has revised its disclosure on pages 6 and 103 of the Amended DRS to delete this language.

10.	Please summarize the “successful strategic investments” with T3, Lukka, MEEG, MidChains, Vesica, Stratifi, Diamond Standard, and OptionsAI you reference on page 5, and describe the material terms of any stockholder or other agreements with these entities.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not believe that these strategic investments are material to the Company’s business. The Company notes that as disclosed on page 107 of the Amended DRS, as of March 31, 2022, it had total investments of $16.6 million in these businesses, ranging in size from $0.5 million to $5.0 million. Accordingly, the Company does not believe that further disclosure in the Amended DRS is necessary.

Tax Rate Products, page 4

11.	Please describe, here or elsewhere as appropriate, the material terms of your collaboration with SIG Index Licensing, LLC.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not believe that its collaboration with SIG Index Licensing, LLC is material as there has been limited trading volume on this new product and it has contributed only minimal revenue to the Company. Accordingly, the Company does not believe that additional disclosure in the Amended DRS is necessary.

Multi-Asset Exchange Operator, page 5

12.	Please describe which cryptocurrency and digital assets products are regulated through your DCO and DCM licenses with the CFTC and which are regulated through national securities licenses and briefly explain how these products are regulated. Similarly revise the second full paragraph on page 7 to explain how your national securities, DCM, and DCO licenses can be “leveraged” for the development of new products.

Response: Bitnomial products are cleared by MGEX under its DCM license. The planned Bitcoin and Ether futures products will be regulated through the MGEX DCO and DCM licenses. No current products are regulated under the national securities licenses. The statement regarding “leveraging” our licenses has been revised on page 8 of the Amended DRS.

U.S. Securities & Exchange Commission

July 1, 2022

Our Growth Strategy, page 6

13.	In addition to the cryptocurrency products that clear through MGEX, please tell us what other crypto asset related products currently trade on each of your markets. In addition, tell us whether you execute any crypto-related trades or take control or ownership of crypto assets at any time and, if so, in what context.

Response: The Company advises the Staff that there are no crypto asset related products that currently trade on any of the Company’s U.S. markets. As described in the Company’s response to Comment 2, BSX currently lists one crypto related ETF product – the Hashdex Nasdaq Crypto Index ETF – which may only be marketed to and transacted by certain non-U.S. investors who qualify as “qualified investors” under BSX regulations. The primary listing of this product is in Brazil. The Company advises the Staff that it does not take custody of any crypto assets.

14.	Please disclose here an estimated timeframe for the each one of the planned products discussed in this section, the estimated funds needed to accomplish your growth strategy and the sources of those funds, and summarize the challenges you may face in implementing your growth strategy. If this information has not yet been determined, discuss the factors that you will consider in determining whether and when to develop a particular product. Similarly revise your risk factors to describe the attendant risks.

Response: The Company advises the Staff that is has not yet determined the timeframe and estimated funds for the planned products discussed in this section of the prospectus. Accordingly, the Company has revised its disclosure on page 7, 28 and 105 of the Amended DRS to discuss the factors that the Company will consider in determining whether and when to develop a particular product and that a timeline for the development of these products cannot be predicted.

Expanding into the emerging, regulated cryptocurrency and digital asset markets, page 7

15.	You state that MGEX serves as the exclusive venue for the clearing of certain cryptocurrency products listed for trading on the Bitnomial Exchange. Please briefly describe here and in greater detail in your Business section the cryptocurrency products you clear, including whether these are cash-settled or physically delivered contracts, whether you accept crypto assets, and, if so, the types of crypto assets accepted.

If you accept crypto assets, disclose in your Business section (i) whether you use a third party to custody the crypto assets, (ii) whether these are held in cold wallets, (iii) the geographic location where the crypto assets are held in cold wallets, if applicable, (iv) the procedures for holding crypto assets, (v) whether any persons (e.g., auditors, etc.) are responsible for verifying the existence of the crypto assets if held by a third-party custodian, and, (vi) to the extent that you use a third-party custodian, whether the custodian has insurance for the loss or theft of the crypto assets. Also add risk factor disclosure specifically addressing the material risks of clearing crypto asset products.

Response: The Company has revised its disclosure on pages 7, 92, 100 and 105 of the Amended DRS to describe the cryptocurrency products it clears and to make clear that the Company does not take custody of any crypto assets.

U.S. Securities & Exchange Commission

July 1, 2022

Expanding into the emerging, regulated cryptocurrency and digital asset markets, page 7

16.	Refer to the last sentence in this subsection. Please briefly describe how the Bermuda regulatory environment provides “high international regulatory standards” and reconcile the statement about “legal and regulatory certainty” with the carryover risk factor on pages 35-36.

Response: The Company has revised its disclosure on pages 8 and 106 of the Amended DRS to remove this language and to emphasize that Bermuda has a comprehensive regulatory and legislative framework addressing digital assets.

Post-Offering Balance Sheet, page 8

17.	We note your disclosure that the $302.8 million liability associated with outstanding warrants on puttable shares and puttable common stock will be extinguished upon closing of the offering. Please revise to clarify how and why this liability will be extinguished.

Response: The Company has supplemented its disclosure on page 9 of the Amended DRS to clarify how and why this liability will be extinguished.

Implications of Being an Emerging Growth Company, page 10

18.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact Sonia Bednarowski at the number below to discuss how to submit the materials, if any, to us for our review.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it agrees to provide copies of all written communications as defined in Rule 405 as requested by the Staff.

Global economic, political and financial market events, page 18

19.	Please describe in a separate risk factor how specific policies related to Russia’s invasion of Ukraine or economic or other consequences have impacted and are expected to impact your business and future opportunities, including how your business is impacted by price volatility in wheat and other commodities markets and supply chain disruptions.

Response: The Company has included a separate risk factor on page 20 of the Amended DRS under the heading “The Russian military invasion of Ukraine could have a negative impact on our business, financial condition and results of operations” describing the impact of the economic and other consequences of Russia’s invasion of Ukraine on the Company’s business and future opportunities.

U.S. Securities & Exchange Commission

July 1, 2022

Risk Factors, page 18

20.	Please add a risk factor describing the risks from the competitive environment for your prospective crypto asset products and activities. We note that there are already DCMs trading Bitcoin and Ether futures contracts and other significant competition in this market.

Response: The Company has expanded its risk factor on page 30 of the Amended DRS under the heading “Developing and launching regulated products in the cryptocurrency and digital assest markets is highly competitive and may expose us to additional risks” to describe the risks from the competitive environment for the Company’s prospective crypto asset products and activities.

Risks Related to Our Business
Our failure to maintain order flow, page 19

21.	Please clarify what you mean by your disclosure that you have one “active” equity rights program (ERP). In addition, disclose here the number of vested and unvested warrants outstanding pursuant to your ERPs, the number of additional warrants you may issue under the programs, the terms of the warrants, including the exercise prices, as well a description of the underlying securities, including the associated put rights in connection with ERP I and II. Revise the Prospectus Summary and Description of Capital Stock sections to disclose that the unvested warrants awarded under ERP V will become vested in connection with the completion of this offering.

Response: The Company has revised its disclosure on page 21 of the Amended DRS to clarify what it means by one “active” equity rights program (ERP). The Company has also revised its disclosure under the heading “Description of Capital Stock – Equity Rights Program Warrants” beginning on page 168 of the Amended DRS to include the number of vested and unvested warrants outstanding pursuant to the ERPs, the number of additional warrants the Company may issue under the programs, the terms of the warrants, including the exercise prices, as well a description of the underlying securities, including the associated put rights in connection with ERP I and II, and has revised its disclosure under the headings “Prospectus Summary” on page 2 and “Description of Capital Stock” on page 167 to disclose that the unvested warrants awarded under ERP V will vest upon the completion of this offering.

Revenues from our market data fees and access fees, page 20

22.	Please disclose here the percentage of your revenue earned both from your market data products and from the non-transaction fees on your exchanges.

Response: The Company has supplemented its disclosure on page 21 of the Amended DRS to include the percentage of the Company’s revenue earned from market data products and non-transaction fees on its exchanges.

U.S. Securities & Exchange Commission

July 1, 2022

Regulatory action adversely affecting proprietary products, page 34

23.	Please place the risks related to the challenge to the SEC Order in context by describing other regulatory approvals you may seek if the Order is overturned and the potential impact on the operation of the SPIKES Futures market if you are unable to maintain or receive approval.

Response: The Company has revised its disclosure on pages 36 and 117 of the Amended DRS to describe the other regulatory approvals the Company may seek if the SEC Order is overturned and the potential impact on the operation of the SPIKES Futures market if the Company is unable to maintain or receive approval.

Management’s Discussion and Analysis
Key Factors Driving Our Performance, page 61

24.	Please discuss, including quantitatively where possible, any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. We note by way of example your general discussion of key drivers here, and your disclosure on page 75 regarding negative net transaction fees resulting from “inverted pricing.”

Response: The Company has supplemented its disclosure on page 64 of the Amended DRS to describe additional key drivers, including market share trends and inverted pricing used for new segments and products.

25.	Please tie the table of key business metrics on page 68 to your discussion of the key factors driving your performance and results of operations. In this regard, discuss how average daily volume (ADV), trading days, and revenue per contract (RPC) metrics are used to manage the business.

Response: The Company has supplemented its disclosure on page 73 of the Amended DRS to discuss how ADV, trading days, and revenue per contract metrics are used to manage the business.

Key Components of Our Results of Operations
Transaction Rebates, page 63

26.	Please discuss in greater detail the reasons why transaction rebates exceed transaction fees, including for new proprietary products. Also discuss “inverted pricing,” how trading volume and transaction rebates and fees influence order routing, and the extent to which transaction rebates are used to direct order flow.

Response: The Company has revised its disclosure on page 81 of the Amended DRS to describe the reasons why transaction rebates exceed transaction fees, including for new proprietary products, and to discuss “inverted pricing,” how trading volume and transaction rebates and fees influence order routing, and the extent to which transaction rebates are used to direct order flow.

Equity Rights Program, page 63

27.	We note the disclosures that three customers accounted for significant levels of revenues in both fiscal periods 2020 and 2021. Please revise to disclose if these customers participated in any of your ERPs and, if so, quantify their respective participation amounts in each of the ERP issuances. Further, given the importance of these customers and the risk factor disclosure on page 8 that your “failure to maintain order flow from providers following the expiration of [your] ERPs could negatively affect [your] results of operations,” please disclose the nature and terms of the contractual arrangements with these customers. Your disclosures should also indicate if the costs incurred in these relationships have exceeded revenues generated during each fiscal period of the relationship.

Response: The Company has revised its disclosure on page 67 of the Amended DRS to note that each of these customers was eligible to vest in ERP warrants during the years ended December 31, 2021 and 2020 and to summarize each of their revenue concentration and respective share of ERP warrants earned during the years ending December 31, 2021 and 2020. The Company has also noted that no customer is contractually or otherwise obligated to continue to use the Company’s services. As disclosed in the Amended DRS, the revenues generated from these customers during the year ended December 31, 2020 exceeded the costs incurred with ERP III and IV participants (the vesting period for ERP III and IV expired December 31, 2020) and the revenues generated during the year ended December 31, 2021 exceeded the costs incurred with ERP participants (the vesting period for ERP commenced January 1, 2021).

U.S. Securities & Exchange Commission

July 1, 2022

Equity Rights Program, page 63

28.	We note your disclosure that the last share-based payment related to ERP is set to be made upon the earlier of June 30, 2023 or upon an accelerated vesting at the time of an initial public offering of the Company, including this offering. Please revise to address the points below.

•	Explain what specifically becomes eligible for vesting at the time of an initial public offering, what happens to these vested instruments, and the accounting treatment being followed for these items, including references to the individual ERPs.

Response: The Company has supplemented its disclosure on page 67 of the Amended DRS to describe the number of ERP warrants (ERP V warrants only) that will be eligible for vesting in connection with this offering and the accounting treatment related to their acceleration.

•	Clarify what remains unvested at the time of an initial public offering and how this will be reflected in your financial statements.

Response: The Company has supplemented its disclosure on page 67 of the Amended DRS to clarify that the remaining unvested ERP V warrants will accelerate and vest in connection with this offering and that the cost related to acceleration will be reflected in equity rights program expense within cost of revenues.

•	Quantify what aggregate payments, and in what form, could be required for all instruments that are vested and unvested at the time of the initial public offering.

Response: The Company has supplemented its disclosure on page 67 of the Amended DRS to explain that the ERP V warrants are equity settled.

•	Address whether you will make any related payments from the issuance proceeds and, if not, the sources of liquidity to be used.

Response: The Company has supplemented its disclosure on page 67 of the Amended DRS to explain that because the ERP V warrants are equity settled, no proceeds from this offering will be used to make any payments related to these warrants.

Comparison of Years Ended December 31, 2021 and 2020
Overview, page 65

29.	We note your narrative footnote on page 66 describing the calculation of adjusted revenues less cost of revenues. Please revise your disclosures to include a reconciliation to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Response: The Company has revised its disclosure on page 70 to include a reconciliation of Adjusted revenues less costs of revenues to Revenues less costs of revenues (the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP).

U.S. Securities & Exchange Commission

July 1, 2022

Key Business Metrics, page 68

30.	Please revise to address the total contracts traded during the period as well the reasons for the decrease in total options revenue per contract in fiscal 2021 compared to fiscal 2020.

Response: The Company has revised its disclosure beginning on page 80 to address the total contracts trading during the period as well as the reasons for the decrease in total options revenue per contract in fiscal 2021 compared to fiscal 2020.

31.	Please clarify your disclosures to disclose the reasons that the (i) equities capture rate and (ii) futures financial revenues per contract were negative for fiscal 2021. Revisions should include, as applicable, but not be limited to, discussion of what drives such trends and linkage to fee or rebate rate changes.

Response: The Company has revised its disclosure on page 81 to include that: (i) inverted fees are used to attract order flow that might otherwise trade on other exchanges in equities and (ii) to attract volume from competing proprietary products in futures.

Transaction and clearing fees, page 69

32.	Please revise to disaggregate your discussion of transaction and clearing fee revenues so that it quantifies and addresses amounts recognized for options, equities, and futures for the periods presented.

Response: The Company has supplemented its disclosure on page 74 to include a breakdown of transaction and clearings fees for options, equities and futures for the periods presented.

Transaction rebates, page 70

33.	We note your disclosure of transaction rebates on page 70. Please revise to discuss and quantify transaction rebates and related trends at a disaggregated level (i.e., for options, equities, and futures).

Response: The Company has supplemented its disclosure on page 75 to include a breakdown of transaction rebates for options, equities and futures for the periods presented.

Change in fair value of warrants on puttable shares and puttable common stock, page 72

34.	Please disclose and quantify the change in fair value of the warrants on puttable shares and puttable common stock separately for the periods presented.

Response: The Company has supplemented its disclosure on page 78 to include a summary of the changes in fair value of puttable common stock for the periods presented.

U.S. Securities & Exchange Commission

July 1, 2022

Critical Accounting Policies and Estimates, page 81

35.	We note that you do not include discussion of policy / policies related to your ERPs in your critical accounting policies and estimates. Given the apparent complexity of accounting for this program and the instruments arising as part of it (such as warrants or puttable shares), please revise this section to address your accounting. Please include in your revised disclosure the specific authoritative accounting literature followed for each of the different issuances under the ERPs.

Response: The Company has revised its disclosure on page 89 of the Amended DRS to note that the common stock valuation is the primary input in determining the fair value of ERP warrants and puttable common stock, which requires significant management judgement and estimation. The Company advises the Staff that the instruments themselves are either equity or liability classified and accounted for as disclosed in Note 2, Summary of Significant Accounting Policies in the notes to the consolidated financial statements.

Industry Overview, page 85

36.	Please disclose your market share for each of U.S. exchange-traded options, exchange- traded futures, and U.S. equity markets.

Response: The Company has revised its disclosure on pages 92, 93 and 94 of the Amended DRS to include the Company’s market share for each of U.S. exchange-traded options, exchange-traded futures, and U.S. equity markets.

37.	Please disclose 2022 year-to-date average daily volume for the most recent available periods for each of the three graphs on pages 86-87. Please also discuss the reasons for period-over-period fluctuations in ADV in the options, futures, and equity markets and the extent to which recent market volatility is consistent with or diverges from the trends indicated in the graphs.

Response: The Company has updated each of the three graphs on pages 92, 93 and 94 to include 2022 year-to-date average daily volume. The Company has also supplemented its disclosure on page 91 under the heading “Industry Overview – Introduction” to provide a discussion of the reasons for period-over-period fluctuations in ADV in each of these markets and the extent to which recent market volatility is consistent with or diverges from the trends indicated in the graphs.

Industry Trends
Growing retail participation, page 88

38.	Please discuss how potential new regulations impacting retail investing, including regulation of payment for order flow and digital engagement practices, may affect the performance and dynamics of the markets in which you operate.

Response: The Company has supplemented its risk factor titled “Changes to the legislative or regulatory environment may impose new or unanticipated burdens on one or more of our exchanges, which could have a material adverse effect on our business, financial condition and operating results” beginning on page 38 of the Amended DRS to address how the potential new regulations impacting retail investing may affect the performance and dynamics of the markets in which the Company operates. The Company has also referenced these developments on page 94 of the Amended DRS and included a cross reference to the risk factor beginning on page 38.

U.S. Securities & Exchange Commission

July 1, 2022

Business, page 89

39.	Please disclose your compliance procedures related to clearing of crypto asset products listed for trading on the Bitnomial Exchange and address how these procedures are designed to ensure compliance with the federal securities laws and the laws of other jurisdictions in which you do business.

Response: The Company has supplemented its disclosure beginning on page 122 to describe its compliance procedures related to the clearing of crypto asset products listed for trading on the Bitnomial Exchange and to address how these procedures are designed to ensure compliance with the federal securities laws and the laws of other jurisdictions in which the Company does business.

Our Proprietary Products, page 93

40.	We note your disclosure that you collaborated with T3 to develop and launch the SPIKES Volatility Index and that you are collaborating with T3 to establish and launch ConvexityShares. Please enhance your disclosures to explain your role and responsibilities in these collaborative efforts.

Response: The Company has supplemented its disclosure on page 107 of the Amended DRS to include additional details regarding the Company’s role and responsibilities in its collaboration with T3 on ConvexityShares.

41.	Please describe the material terms of your collaboration agreement with Advanced Fundamentals. Also, file the agreement as an exhibit or tell us why this is not required to be filed by Item 601(b) of Regulation S-K.

Response: The Company respectfully advises the Staff that the Company’s collaboration with Advanced Fundamentals is not material to the Company’s financial position. Accordingly, we do not believe that additional disclosure in the Amended DRS is necessary.

Our Strategic Investments, page 97

42.	You state that the "SPIKES Index is built using the popular variance swap methodology and uses live SPY options prices to calculate volatility." Please briefly describe the "popular variance swap methodology.”

Response: The Company has revised its disclosure on pages 5 and 101 of the Amended DRS to delete the reference to the variance swap methodology it uses for its SPIKES Index, as the Company has determined that it is not necessary (or material) for an investor in MIH securities to understand what the Spikes Product is and how it differs from VIX. What the Company believes is important for an investor to understand is that the product is based on spy options, as described in the Amended DRS.

43.	We note your disclosure on page 98 that you are “collaborating” with Lukka to develop several co-branded cryptocurrency derivative products. Please clarify your disclosures to explain your role(s) and responsibilities for this collaboration.

Response: The Company has supplemented its disclosure on page 107 of the Amended DRS to describe the Company’s roles and responsibilities in its collaboration with Lukka and to provide additional disclosure regarding the collaboration.

U.S. Securities & Exchange Commission

July 1, 2022

44.	We note your disclosure on page 99 that you have entered into an exclusive license and commercialization agreement with Diamond Standard Inc. to be the exclusive venue for futures and options based on Diamond Standard diamond products. We also note your intent to launch futures on MGEX on Diamond Standard bars and coins. Please clarify your disclosures to explain what fees or other revenues you will derive from this arrangement as well as your responsibilities. In addition, tell us whether you will have any custody-related responsibilities.

Response: The Company has revised its disclosure on page 108 of the Amended DRS to clarify that the Company may launch futures on MGEX on Diamond Standard diamond bars and coins in the future. The Company respectfully advises the Staff that it has not taken any action with respect to this product yet. The Company has no intention to assume any custody-related responsibilities.

Our Technology, page 99

45.	Refer to the last paragraph of this section where you list several awards that you have recently won. Please place this disclosure in context by identifying the organizations that gave out these awards and briefly describing the selection criteria.

Response: The Company has supplemented its disclosure on page 109 of the Amended DRS to identify the organization (Fund Intelligence) that gave out the awards referenced and to briefly describe the selection criteria.

46.	Please disclose where your data centers are located, and, to the extent that your data systems and backup systems are concentrated in the same geographic area, please add a risk factor that addresses the associated risks.

Response: The Company has supplemented its disclosure beginning on page 115 of the Amended DRS to include a description of the Company’s principal properties, including data centers. Given the geographic diversity of the Company’s data and backup centers, the Company respectfully advises the Staff that it does not believe that an additional risk factor is necessary.

47.	Please quantify throughput, latency, and wire determinism and substantiate that throughput is “exceptional,” latency access is “ultra-low,” and wire determinism is “best- in-class.”

Response: The Company has revised its disclosure on page 5 and 103 of the Amended DRS to provide details regarding its maximum quote and order rate per second.

U.S. Securities & Exchange Commission

July 1, 2022

48.	We note that you provide your participating exchange members’ firms with the right to acquire equity in MIH. Please discuss the potential conflicts of interest between the exchange member shareholders and non-member shareholders here and in the risk factors section.

Response: The Company has supplemented its disclosure on page 110 of the Amended DRS to discuss the potential conflicts of interest between exchange member shareholders and non-member shareholders. The Company has also added a risk factor on page 47 of the Amended DRS under the heading “Certain members of our exchanges are stockholders of MIH and may have conflicts of interest with nonmember stockholders” to discuss this potential conflicts of interest.

Human Capital, page 104

49.	Please describe how the diversity of your board of directors, management team, and employee population reflect the “broader communities” you reference here and discuss how you evaluate your success creating “a culture of diversity and inclusion [that] promotes creativity, collaboration and innovation.”

Response: The Company has revised its disclosure on page 114 to better describe the Company’s diversity goals and has deleted the statement that its current board of directors, management team and employee population reflects the “broader communities.”

50.	You state “[y]our ESG subcommittees currently include: Environmental Impact; Diversity, Equity and Inclusion; Human Capital Management; Charitable Giving; Financial Literacy and ESG-Related Products; Board Governance and Related Matters; and ESG Industry Groups, ESG Standards and Regulatory Matters.” Please briefly describe each subcommittee and how it relates to your overall governance and risk management.

Response: The Company has supplemented its disclosure on page 114 of the Amended DRS to describe each subcommittee and how it relates to the Company’s overall governance and risk management.

Role of the Board of Directors in Risk Oversight Process, page 118

51.	Please expand your discussion of the role of your board and the audit committee in managing the most significant risks, including operational risks, major financial risk exposures, and cybersecurity risk.

Response: The Company has revised its disclosure beginning on page 129 of the Amended DRS to expand on the role of the board and audit committee, as well as other applicable committees, in managing the Company’s most significant risks, including operational risks, major financial risk exposures, and cybersecurity risks.

Description of Capital Stock, page 148

52.	You state that this description is qualified in part by reference to the applicable provisions of the DGCL. It is not appropriate to qualify the disclosure by reference to information not included in the prospectus or in an exhibit. Please revise accordingly.

Response: The Company has revised its disclosure on page 160 of the Amended DRS to remove the sentence that the disclosure is qualified by reference to the applicable provisions of the DGCL.

U.S. Securities & Exchange Commission

July 1, 2022

53.	Please describe the put option to purchase shares of common stock exercisable by the ERP I and ERP II participants.

Response: The Company has supplemented its disclosure on page 168 to include a description of the put option to purchase shares of common stock exercisable by the ERP I and II participants.

Warrants, page 155

54.	Please disclose the term of the warrants issued to the ERP III, ERP IV and ERP V participants as part of the H-Units, J-Units and L-Units, as well as the exercise price of the warrants that were part of the H-Units, J-Units and L-Units.

Response: The Company has added a new section to the Amended DRS, beginning on page 167 that describes the terms of the warrants issued to the ERP III, ERP IV and ERP V participants as part of the H-Units, J-Units and L-Units, as well as the exercise price of the warrants that were part of the H-Units, J-Units and L-Units.

Notes to Consolidated Financial Statements
Note 14. Fair Value Measurement, page F-22

55.	Please revise to include all items within ASC 820-10-50-2(bbb)(2), or tell us why you believe they are not needed or how current disclosures meet these requirements.

Response: The Company has revised Note 14 of the Consolidated Financial Statements to include quantitative information about significant unobservable inputs for goodwill, indefinite lived intangibles and convertible debt.

Note 16. Equity
Equity Rights Offering III, page F-29

56.	We note your disclosure that you recognized warrant expense of $6.0 million for the year ended December 31, 2020, representing the fair market value associated with vested warrants for ERP III. Please revise to disclose how much, if any, warrant expense was recognized for the year ended December 31, 2021. In addition, please make the same revision with regards to ERP IV, on page F-30.

Response: The Company has revised its disclosure to Note 16 of the financial statements to disclose that no warrant expense was recognized for the year ended December 31, 2021 with respect to ERP III or ERP IV.

Note 18. Segment Reporting, page F-33

57.	Please revise to include geographic disclosures. Refer to ASC 280-10-50-41.

Response: The Company acknowledges the Staff’s Comment and respectfully advises the Staff that it has disclosed under “Segment Information” in “Note 2. Summary of Significant Accounting Policies” that “Substantially all of the Company’s revenues and assets are attributed to or located in the United States.”

U.S. Securities & Exchange Commission

July 1, 2022

Note 22. Subsequent Events, page F-37

58.	We note your disclosure regarding sale of common and nonvoting common stock in January 2022 upon exercise of outstanding warrants. Please clarify to disclose what activity originally resulted in issuance of these outstanding warrants, such as convertible loan transactions, equity rights programs, or other activity.

Response: The Company has revised Note 22 of the Consolidated Financial Statements to describe the activity that resulted in the issuance of these outstanding warrants, namely ERP II and certain consulting agreements.

On behalf of the Company, thank you for your review of the foregoing. If you have further comments, please do not hesitate to contact me by telephone at (212) 549-0241 or by email to hkozlov@reedsmith.com (or Danielle Carbone by telephone at (212) 549-0229 or by email to dcarbone@reedsmith.com or Wendy Grasso by telephone at (212) 549-0216 or by email to wgrasso@reedsmith.com).

Very Truly Yours,

/s/ Herbert Kozlov
Herbert Kozlov
For Reed Smith LLP

cc:	Barbara Comply, Esq., Miami International Holdings, Inc.
Paul Tropp, Esq., Ropes & Gray LLP